SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.Telecom Argentina S.A. announces consolidated annual results (“FY20”) and fourth quarter of fiscal year 2020 (“4Q20”).

Market Cap P$357.6 billion

March 9, 2021

Contacts:

Fernando Balmaceda

(5411) 4968 5222

Solange Barthe Dennin

(5411) 4968 3752

Telecom Argentina S.A.

announces consolidated annual results (“FY20”) and fourth quarter of fiscal year 2020 (“4Q20”)*

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to FY20 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of FY20 and vs. FY19 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of December 31 of 2020 and 2019 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 12.

▪                 For comparative purposes, it is important to highlight that the results restated by inflation corresponding to December 2019 contain the effect of year over year inflation as of December 2020, which amounted to 36.1%.

▪                 Consolidated Revenues of Telecom Argentina amounted to P$301,596 million in FY20, from which Service Revenues totaled P$283,994 million (-6.3% in real terms vs. FY19). Services Revenues in 4Q20 totaled P$64,631 million (-14.3% vs. 4Q19). As it was established in the Agreement with the National Communications Entity (“ENACOM”), the prices of mobile and fixed telephony, Internet and pay TV did not increase from May 1 to August 31, 2020. In addition, according to the provisions set forth by Decree 690/2020, price increases or modifications established or announced as from July 31, 2020 were suspended until December 31, 2020.

▪                 Mobile clients in Argentina have reached 18.4 million in FY20 (-499 thousand or -2.6% vs. FY19). In a context of increased demand of fixed connectivity, cable TV subscribers totaled approximately 3.5 million (+26 thousand or +0.7% vs. FY19), while broadband accesses amounted to almost 4.1 million (+23 thousand or +0.6% vs. FY19).

▪                 Operating Income before Depreciation and Amortization amounted to P$102,888 million in FY20 (-2.0% vs. FY19). Operating Income totaled P$ 20,294 million (-5.6% vs. FY19).

▪                 The Company registered a Net Loss of P$5,104 million in FY20 (-3.6% vs. FY19). This lower Net Loss vs. FY19 was mainly due to a reduction in income tax charges, partially offset by higher losses attributable to net financial results.

▪                 Investments (including rights of use assets) reached P$66,750 million in FY20, equivalent to 22.1% of Consolidated Revenues.

▪                 Net Financial Debt amounted to P$175,004 million in FY20, (+3.0% in real terms vs. FY19).

*Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of December 31, 2020	IAS 29 As of December 31, 2019	Δ $	Δ %
Consolidated Revenues	301,596	322,686	(21,090)	-6.5%
Operating Income before D&A	102,888	104,942	(2,054)	-2.0%
Operating Income	20,294	21,503	(1,209)	-5.6%
Net income before income tax expense	3,147	13,997	(10,850)	-77.5%
Net Loss attributable to Controlling Company	(5,715)	(5,985)	270	-4.5%
Shareholders’ equity attributable to Controlling Company	382,456	415,335	(32,879)	-7.9%
Net Financial Debt	(175,004)	(169,936)	(5,068)	3.0%
Investments in PP&E, intangible assets & rights of use assets *	66,750	96,476	(29,726)	-30.8%

Fixed lines in service (in thousand lines) ***	2,821	3,183	(362)	-11.4%
Mobile customers (in thousand)	20,649	21,258	(609)	-2.9%
Personal (Argentina)	18,433	18,932	(499)	-2.6%
Núcleo (Paraguay) -including Wimax customers -	2,216	2,326	(110)	-4.7%
Broadband accesses in Argentina (in thousand)	4,146	4,123	23	0.6%
Pay TV Suscribers (in thousand)	3,543	3,517	26	0.7%

Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	574.3	602.0	(27.7)	-4.6%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	436.2	431.7	4.5	1.0%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	1,271.0	1,441.5	(170.5)	-11.8%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,382.2	1,586.6	(204.4)	-12.9%
* (in constant measuring unit.)
**(Figures may not sum up due to rounding)
*** (does not include IP telephony lines, which as of December 31, 2020 amounted to approximately 347 thousand)

Buenos Aires, March 9, 2021 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), announced today a Net Loss of P$5,104 million for the period ended December 31, 2020 (-3.6% vs. FY19). The Net Loss attributable to the Controlling Company was P$5,715 million.

It is worth mentioning, that the comparative figures for the previous fiscal year have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of December 31, 2020.

The following table shows the evolution of the consumer price index (National CPI) according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
Price Index Variation
Annual	24.7%	47.6%	53.8%	36.1%
3 year cumulative	96.6%	147.8%	183.2%	194.7%
3 month cumulative since Sep-19	n/a	n/a	n/a	11.3%

During FY20, Consolidated Revenues amounted to P$301,596 million, of which Service Revenues totaled P$283,994 million.

	IAS 29	IAS 29
	FY20	FY19	Δ $	Δ %
Consolidated Revenues (MMP$)	301,596	322,686	(21,090)	(6.5%)
Net loss attributable to Controlling Company (MMP$)	(5,715)	(5,985)	270	(4.5%)
Losses attributable to Controlling Company per Share (P$)	(2.7)	(2.8)	0.1
Losses attributable to Controlling Company per ADR (P$)	(13.3)	(13.9)	0.6
Operating income before D&A *	34.1%	32.5%
Operating income *	6.7%	6.7%
Net Loss *	-1.7%	-1.6%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of FY20 and FY19

Continuity of operations in the context of COVID-19

During 2020, as a result of the health situation generated by the pandemic, and as a relevant actor in the ICT ecosystem, Telecom made it possible for a large part of the population to continue working, studying, learning and entertaining themselves, thanks to the continuity of its services.

For this, the Company reinforced its network and systems infrastructure to face the unusual increase in traffic, and secured its service platform ; took its operation to virtuality, prioritizing digital and telephone channels for contact with its customers, and home working for 70% of its staff, thus preserving the health and well-being of its entire value chain. It also implemented facilities and benefits so that customers could stay connected and spend days in isolation while continuing to carry out their daily activities ; and developed various initiatives of social value related to health, education, social assistance and prevention, within the framework of its public-private cooperation strategy.

Consolidated Operating Revenues

Mobile Services

As of December 31, 2020, mobile clients in Argentina and Paraguay amounted to 20.6 million. In FY20, mobile services revenues represented P$113,348 million (+P$1,447 million or 1.3% vs. FY19).

Mobile Services in Argentina

As of December 31, 2020, Personal reached more than 18.4 million subscribers in Argentina (-499 thousand or -2.6% vs. FY19). Postpaid clients represented 43% of the subscriber base (+315 thousand or 4.1% vs FY19).

In FY20, mobile service revenues amounted to P$100,447 million (+1.3% vs FY19). Mobile internet revenues reached 75% of mobile service revenues (vs. 76% in FY19). The average monthly revenue per user (‘ARPU’ – restated in constant currency as of December 31, 2020) amounted to P$436.2 during FY20 (+1.0% vs. FY19). The effect generated by the restatement in terms of the measuring unit as of December 31, 2020, included in the ARPU amounts to P$63.3 and P$175.3, for the FY20 and FY19, respectively.  Mobile churn was 2.2% (vs. 2.9% in FY19).

Commercial Initiatives

During 2020, Telecom continued to incorporate new exclusive offers, including some that add extra gigabytes for exclusive consumption on social media or video platforms.

Additionally, the quantity and variety of mobile offers available for customers were improved, adding more data, different terms and prices, while also the benefits included in mobile plans were improved to increase the performance and usage of the services.

Furthermore, the Company launched “Mi Negocio Personal”, an e-commerce platform that allows micro-entrepreneurs to digitize the commercial experience of their business and to perform sales in a personalized way through the social networks of their choice and with integrated means of payment.

Personal in Paraguay (‘Núcleo’)

As of December 31, 2020, Núcleo’s subscriber base reached 2.2 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$12,901 million during FY20 (-14.9% vs. FY19), due to the reduction of the number of clients and the decrease in the ARPU, which was partially offset by the appreciation of the guaraní in relation to the argentine peso.

Cable TV Services

Cable TV service revenues reached P$59,582 million in FY20 (-P$7,680 million vs. FY19). As from April to October 2020 revenues related to local soccer league programming have not been generated, because the activity was suspended due to the COVID-19 pandemic. Cable TV subscribers totaled more than 3.5 million (+26 thousand or +0.7% vs. FY19). Moreover, the monthly Cable TV ARPU (restated in constant currency as of December 31, 2020) reached P$1,382.2 during FY20. The effect generated by the restatement in terms of the measuring unit as of December 31, 2020, included in the ARPU amounts to P$206.5 and P$626.5, for the FY20 and FY19, respectively. Additionally, the average monthly churn during FY20 was 1.0% (vs. 1.3% in FY19).

To accompany the entertainment needs of customers during the quarantine, in addition to adding more educational and recreational content for the whole family, enriching the extensive catalog already available, the company provided free access to Flow App for all Cablevisión customers, who they were able to download the app on any device.

The company launched Flow Now, aiming to diversify the offer of its entertainment platform and to reach new customers. Flow Now allows Fibertel customers to enjoy Flow without the need of a deco box at home. This launch was accompanied by a special offer for new clients who request both services, while an exclusive offer was dedicated to those who were already clients of Fibertel.

Moreover, during the year, Flow integrated Disney + into its entertainment platform. The integration was accompanied by a special and differential offer of up to 3 months free of charge for its clients, and the possibility of payment of both services in the same invoice.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data reached P$45,597 million in FY20 (-P$5,540 million vs. FY19).

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of December 31, 2020) of fixed telephony reached P$574.3. The effect generated by the restatement in terms of the measuring unit as of December 31, 2020, included in the ARBU amounts to P$86.1 and P$244.4, for the FY20 and FY19, respectively.

Telecom | FiberCorp, continued to develop different initiatives for the corporate segment by providing solutions to companies so that they can continue with their activities.

Moreover, Telecom | FiberCorp presented its renewed portfolio of Security Solutions, which guarantees a controlled and safe environment for companies and the public sector.

In this sense, an alliance with Google Cloud was consolidated, with the aim of developing new innovative solutions adapted to the needs of local companies, and thus contribute to the development of the digital ecosystem in Argentina. Additionally, a commercial agreement was reached with IBM to co-develop more cutting-edge solutions based on advanced technologies such as Cloud, Security, IoT and Artificial Intelligence, among others.

Internet Services

Internet services revenues totaled P$64,233 million during FY20 (-P$7,444 million vs. FY19). As of December 31, 2020, total broadband accesses reached 4.1 million (+23 thousand or +0.6% vs. FY19).

Additionally, broadband ARPU (restated in constant currency as of December 31, 2020) amounted to P$1,271.0 per month in FY20. The effect generated by the restatement in terms of the measuring unit as of December 31, 2020, included in the ARPU amounts to, approximately, P$190.8 and P$571.3, for the FY20 and FY19, respectively.

Moreover, the average monthly churn rate for the period was 1.3% vs. 1.5% in the FY19. It is worth noting that as of FY20, 59% of the total customer base had a broadband service of 50Mb or higher (increasing from 41% as of FY19).

Regarding connectivity offers, in November the Company made available a new speed of 1,000 megabytes over HFC for the entire territory of the AMBA. This offer was accompanied by a special price for the first 3 months of hiring.

Revenues from equipment sales

Equipment revenues amounted to P$17,602 million (-P$2,064 million vs. FY19). This reduction was mainly due to a decrease in the quantities sold, partially offset by the increase in the prices of handsets.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$281,302 million in FY20 (-P$19,881 million or -6.6% vs. FY19). Excluding D&A and impairment of fixed assets, operating costs showed a reduction of 8.7%, which contributed to generate an increase of the Operating Income before D&A margin (34.1% in FY20 vs. 32.5% in FY19).

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$58,476 million (-7.7% vs. FY19). Total employees amounted to 23,254 in FY20.

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) totaled P$11,254 million (+9.9% vs. FY19). This variation was mainly due to higher FX affecting dollar denominated services and higher charges of TLRD.

- Fees for services, maintenance, materials and supplies amounted to P$33,012 million     (-8.9% vs. FY19). Fees for services decreased P$853 million during FY20. On the other hand, maintenance and material costs decreased P$2.358 million compared to FY19, mainly due to an optimization in the consumption of materials associated with the activity, partially offset by higher costs related to the maintenance of our networks, systems, connection, and disconnection of clients.

- Taxes and fees with regulatory authorities amounted to P$23,020 million (-8.0% vs. FY19). This decrease is mainly due to lower sales in FY20 vs FY19.

- Commissions and advertising (Commissions paid to agents, collection fees and other commissions) totaled P17,252 million (-13.3% vs. FY19). This decline is due to the sales channel reorganization and to a decrease in advertising related to lower handset sales. All digital contact channels were strengthened, encouraging clients to make all their commercial requests by these means. The presence in the media was maintained promoting new services and solutions such as the Convergent Offer and Mi Negocio Personal, as well as promoting the product Flow.

- Cost of handsets sold amounted to P$11,132 million (-23.9% vs. FY19). This decrease is a consequence of lower handset sales in Argentina, which was partially offset by an increase in their purchase price.

- Programming and content costs totaled P$20,169 million (-17.8% vs. FY19). This reduction is mainly explained by operative efficiencies and withdrawal of signals (mainly related to sports), which were partially offset by price increases in almost all of the other broadcasting signals. Moreover, as from April until October 2020 there were no costs related to local soccer league programming, because the activity was suspended as a consequence of the pandemic.

- Other Costs totaled P$24,393 million (+2.4% vs. FY19), from which bad debt expenses reached P$10,805 million (+25.4% vs. FY19). Bad debt ratio was 3.6% as of December 31, 2020 (vs. 2.7% in FY19). Additionally, other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurances, rents, internet capacity, among others), which totaled P$13,588 million (-10.7% vs. FY19), decreased mainly due to lower charges of rents and internet capacity.

- Depreciation, amortization and impairment of fixed assets amounted P$82,594 million (-1.0% vs. FY19). The decrease is mainly due to the depreciation of spectrum included in FY19 for P$2,917 million, that was incorporated as a result of the merger of Telecom and Cablevisión, partially offset by the impact of the amortization of assets incorporated after December 31, 2019.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) generated a higher loss of P$17,643 million in FY20 (vs. a loss of P$7,251 million in FY19) which was mainly due to:

in million of P$	FY19	FY20	$ Var
FX results	$ 1,888	-$ 1,949	-$ 3,837
Net Interests	-$ 13,175	-$ 15,723	-$ 2,548
Results of investments	-$ 3,547	$ 935	$ 4,482
RECPAM	$ 10,345	$ 5,598	-$ 4,747
Financial debt renegotiation results	-	-$ 3,444	-$ 3,444
Others	-$ 2,762	-$ 3,060	-$ 298
Total	-$ 7,251	-$ 17,643	-$ 10,392

Consolidated Net Financial Debt

As of December 31, 2020, our net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$175,004 million, increasing by P$5,068 million or +3.0% when compared to the consolidated net financial debt position as of December 31, 2019, which totaled P$169,936 million (restated in terms of the measuring unit as of December 31, 2020).

Investments in PP&E, intangible assets and rights of use assets

During the FY20, the Company invested P$66,750 million (-30.8% vs. FY19). These investments represented 22.1% of consolidated revenues in FY20, and were focused on:

•                Projects associated with the expansion of Cable TV and Internet services to improve the transmission and access speed offered to customers.

•                Deployment of 4G coverage and capacity to support the growth of our mobile Internet service.

•                Extension of our transmission networks in order to unify the different access technologies, reconverting the copper fixed networks into fiber or hybrid fiber-coaxial networks.

•                Reconversion of systems and advances towards the complete digitization of our operations, aiming to develop an ecosystem of platforms that leverage on connectivity which allow to manage and evolve products and services, with a focus on the digital and convergent experience of our clients.

Thanks to the investments in infrastructure done in recent years, Telecom currently counts with the equipment and systems that allow its network to perform efficiently, supporting the increase of up to 50% in home internet data traffic, 70% in mobile voice services and 30% in mobile data, plus a 75% growth in upstream. The renewal of the Company’s core platforms (both oriented to customers and the back office) was another of the key factors that allowed to adapt quickly and continue operating normally during the lockdown period.

Relevant Matters

Distribution of dividends in kind

The General Extraordinary Shareholders’ Meeting of Telecom Argentina held on November 13, 2020 resolved to distribute dividends in kind as follows: i) amortizing Global Bonds of the Argentine Republic in US Dollars maturing on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$157,642,897, and ii) amortizing Global Bonds of the Argentine Republic in US Dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$271,896,177.

Consequently, the valuation in Argentine pesos of the mentioned dividends in kind was established in P$24,723,374,678 (P$25,713 million in constant currency as of December 31, 2020), fully withdrawing the “Voluntary Reserve for Future Cash Dividends” for an amount of P$6,600 million in constant currency as of December 31, 2020, and partially withdrawing the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” for an amount of P$19,113 million in constant currency as of December 31, 2020.

Issuance of Class 6 and Class 7 Notes

Under its Global Program of Issuance of Notes for up to US$3,000 million, on December 4, 2020 Telecom Argentina concluded the placement of two Classes of Notes with the following characteristics:

Class 6

Issuance date: December 10, 2020.

Amount Issued: P$1,928,950,000.

Expiration Date: December 10, 2021.

Amortization: the principal will be cancelled in 1 (one) payment for an amount equal to 100% of the total principal, payable on the Expiration Date.

Interest Rate: accrues quarterly interest from the Issuance Date until maturity at a variable rate equivalent to BADLAR plus an annual margin of 2.25%.

Class 7

Issuance date: December 10, 2020.

Amount Issued: UVA 125,248,683, (Unidad de Valor Adquisitivo, which is linked to the evolution of inflation), equivalent to P$7,786,710,622 as of the issuance date.

Expiration Date: December 10, 2023.

Amortization: the principal will be cancelled by 1 (one) payment for an amount equal to 100% of the total principal, payable on the Expiration Date.

Interest Rate: accrues quarterly interest from the Issuance Date until maturity at a fixed annual rate of 3%.

Telecom Argentina obtained the A1 + (arg) and AA+ (arg) (local ratings) ratings granted by FIX SCR S.A. (Fitch Ratings) for Class 6 and Class 7 Notes, respectively, thanks to the Company’s credit quality and financial strength.

Extraordinary General Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11, 2020

The Extraordinary General Shareholders’ Meeting and the Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of section 10th of the Corporate Bylaws, in accordance with the proposal approved by the Company’s Board of Directors at its Meeting No. 411.

The aforementioned amendment was approved pursuant to section 4 of the Corporate Bylaws, in the General Extraordinary Shareholders’ Meeting and previously in the Class “A” and Class “D” Shares Special Shareholders’ Meetings.

Loan with China Development Bank, Shenzhen Branch (“CDB”)

On December 14, 2020 the Company agreed with CDB a committed credit line for an amount up to RMB 700 million (equivalent to approximately US$ 100 million), expandable up to RMB 1,400 million, to be structured in various tranches. The increase in the amount will be subject to the granting of an insurance by China Export & Credit Insurance Corporation.

The proceeds from the loan will be used by the Company to finance its investment plan related to the acquisition by the Company of telecommunications equipment.

On December 24, 2020 the Company subscribed a first tranche for a total amount of RMB 19.6 million which accrue an annual interest rate of 6.8%, payable semi-annually. The principal will be cancelled in 11 consecutive semi-annual installments starting in May 2023 until December 2027.

Other Relevant Matters

Issuance of Class 8 Notes

Under its Global Program of Issuance of Notes for up to US$3,000 million, on January 18, 2021 Telecom Argentina concluded the placement of Notes with the following characteristics:

Class 8

Issuance date: January 20, 2021.

Amount Issued: UVA 133,628,950, (Unidad de Valor Adquisitivo, which is linked to the evolution of inflation), equivalent to P$8,708,598,672 as of the issuance date.

Expiration Date: January 20, 2025.

Amortization: the principal will be cancelled by 1 (one) payment for an amount equal to 100% of the total principal, payable on the Expiration Date.

Interest Rate: accrues quarterly interest from the Issuance Date until maturity at a fixed annual rate of 4%.

Telecom Argentina obtained a AA+ (arg) (local rating) rating granted by FIX SCR S.A. (Fitch Ratings) for Class 8 Notes.

Price adjustments

In November 2020 and in accordance with the prior notice period established by the regulations, the Company began to inform its clients of an average increase of 20% in all its mobile services (prepaid/postpaid), fixed, Pay TV and fixed internet. The new pricing scheme became effective as of January 1, 2021. The prices of the “Reduced” and “Inclusive” services remained in force without modifications.

Communication received from the Asociación Argentina de Televisión por Cable

On February 2, 2021, the Company was informed by the Asociación Argentina de Televisión por Cable (“ATVC”), that a preliminary injunction requested by a representative of the cable TV/ subscription-based broadcasting industry of the Province of Córdoba (Argentina) was granted, ordering “the suspension of the Necessity and Urgency Decree N° 690/20, of the Necessity and Urgency Decree N° 311/20 and of all measures adopted as a result of those Decrees. In addition, [the court] orders the National Executive Branch and the ENACOM (Argentine Communications Regulatory Authority) to abstain from issuing or pursuing any measure based on said Decrees, until a final court decision is issued”.

ATVC also informed the Company that: “In accordance with the court’s decision, the Regulatory Authority is not empowered to continue issuing rules based on the Necessity and Urgency Decree N° 690 or enforcing those previously issued, which are suspended in general, and is applicable to all ICT (Information and Communication Technology) operators in Argentina.”.

*******

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of December 31, 2020, Telecom Argentina has 2,153,688,011 shares issued and outstanding.

* Cablevisión Holding S.A. owns 18.89% of the total capital stock directly and owns

9.27% of the total capital stock indirectly through VLG S.A.U.

** Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Fernando Balmaceda (5411) 4968 5222	Solange Barthe Dennin (5411) 4968 3752

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period and Fourth Quarter - Fiscal Year 2020

(In million of Argentine pesos)

1-         Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of December 2020)

	12/31/20	12/31/19	Δ $	Δ %
Cash and cash equivalents	18,527	34,827	(16,300)	-46.8%
Financial Investments	6,544	806	5,738	-
Trade receivables	18,956	23,096	(4,140)	-17.9%
Other Receivables	5,514	6,027	(513)	-8.5%
Inventories	3,722	4,373	(651)	-14.9%
Total current assets	53,263	69,129	(15,866)	-23.0%
Financial Investments	125	1,359	(1,234)	-90.8%
Trade receivables	59	112	(53)	-47.3%
Goodwill	251,908	252,052	(144)	-0.1%
Property, plant and equipment (‘PP&E’)	320,863	334,903	(14,040)	-4.2%
Intangible assets	104,026	112,388	(8,362)	-7.4%
Right-of-use assets	17,772	12,932	4,840	37.4%
Other Receivables	4,038	4,222	(184)	-4.4%
Total non-current assets	698,791	717,968	(19,177)	-2.7%
TOTAL ASSETS	752,054	787,097	(35,043)	-4.5%
Trade payables	39,358	43,515	(4,157)	-9.6%
Financial debt	41,602	48,031	(6,429)	-13.4%
Salaries and social security payables	14,336	13,533	803	5.9%
Taxes payables	3,739	4,510	(771)	-17.1%
Lease liabilities	3,336	3,593	(257)	-7.2%
Other liabilities	2,062	2,252	(190)	-8.4%
Provisions	1,617	1,622	(5)	-0.3%
Total current liabilities	106,050	117,056	(11,006)	-9.4%
Trade payables	2,448	3,206	(758)	-23.6%
Financial debt	158,598	158,897	(299)	-0.2%
Salaries and social security payables	840	1,172	(332)	-28.3%
Deferred income tax liabilities	79,674	71,549	8,125	11.4%
Taxes payables	5	19	(14)	-73.7%
Lease liabilities	6,966	4,999	1,967	39.3%
Other liabilities	1,156	2,071	(915)	-44.2%
Provisions	7,462	6,301	1,161	18.4%
Total non-current liabilities	257,149	248,214	8,935	3.6%
TOTAL LIABILITIES	363,199	365,270	(2,071)	-0.6%

Equity attributable to Controlling Company	382,456	415,335	(32,879)	-7.9%
Non-controlling interest	6,399	6,492	(93)	-1.4%
TOTAL EQUITY	388,855	421,827	(32,972)	-7.8%
TOTAL LIABILITIES AND EQUITY	752,054	787,097	(35,043)	-4.5%

2-         Consolidated Loans

(Monetary items)

	12/31/20	12/31/19	Δ $	Δ %
Bank overdrafts - principal	3,953	13,219	(9,266)	-70.1%
Hold-in-custody repos - principal	-	419	(419)	-100.0%
Bank and other financial entities loans - principal	7,618	18,379	(10,761)	-58.6%
Notes - principal	13,789	-	13,789	-
NDF	516	491	25	5.1%
Loans for purchase of equipment	2,456	2,042	414	20.3%
Accrued interest and related expenses	13,270	13,481	(211)	-1.6%
Total Current Loans	41,602	48,031	(6,429)	-13.4%
Notes - principal	56,533	55,171	1,362	2.5%
Bank and other financial entities loans - principal	73,445	77,173	(3,728)	-4.8%
NDF	11	19	(8)	-42.1%
Loans for purchase of equipment	4,160	3,663	497	13.6%
Accrued interest and related expenses	24,449	22,871	1,578	6.9%
Total Non Current Loans	158,598	158,897	(299)	-0.2%
Total Loans	200,200	206,928	(6,728)	-3.3%

Cash and cash equivalents, and Financial Investments	25,196	36,992	(11,796)	-31.9%
Net Financial Debt	(175,004)	(169,936)	(5,068)	3.0%

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period and Fourth Quarter - Fiscal Year 2020

(In million of Argentine pesos)

3- Segment Information

(Segment information for periods ended as of December 31 of 2020 and 2019 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of December 31, 2020	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	240,325	41,484	281,809	18,183	3,013	21,196	(1,409)	301,596
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(158,901)	(27,879)	(186,780)	(11,419)	(1,918)	(13,337)	1,409	(198,708)
Operating income before D&A	81,424	13,605	95,029	6,764	1,095	7,859	-	102,888
Depreciation, amortization and impairment of fixed assets	(31,807)	(45,429)	(77,236)	(4,401)	(957)	(5,358)	-	(82,594)
Operating income	49,617	(31,824)	17,793	2,363	138	2,501	-	20,294

Earnings from associates								496
Debt financial expenses								(24,698)
Other financial results, net								7,055
Net income before income tax expenses								3,147
Income tax expense								(8,251)
Net loss								(5,104)

Attributable to:
Controlling Company								(5,715)
Non-controlling interest								611

As of December 31, 2019	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	182,233	120,352	302,585	12,931	8,836	21,767	(1,666)	322,686
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(121,682)	(82,631)	(204,313)	(8,946)	(6,151)	(15,097)	1,666	(217,744)
Operating income before D&A	60,551	37,721	98,272	3,985	2,685	6,670	-	104,942
Depreciation, amortization and impairment of fixed assets	(26,024)	(52,349)	(78,373)	(2,869)	(2,197)	(5,066)	-	(83,439)
Operating income	34,527	(14,628)	19,899	1,116	488	1,604	-	21,503

Earnings from associates								(255)
Debt financial expenses								(22,677)
Other financial results, net								15,426
Net income before income tax expenses								13,997
Income tax expense								(19,290)
Net loss								(5,293)

Attributable to:
Controlling Company								(5,985)
Non-controlling interest								692

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period and Fourth Quarter - Fiscal Year 2020

(In million of Argentine pesos)

4-             Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	12/31/20	12/31/19	Δ $	Δ %

Revenues	301,596	322,686	(21,090)	-6.5%
Consolidated Operating Costs	(281,302)	(301,183)	19,881	-6.6%
Operating income	20,294	21,503	(1,209)	-5.6%
Net Financial results and earnings from associates	(17,147)	(7,506)	(9,641)	128.4%
Net income before income tax expense	3,147	13,997	(10,850)	-77.5%
Income tax expense	(8,251)	(19,290)	11,039	-57.2%
Net loss	(5,104)	(5,293)	189	-3.6%

Attributable to:
Controlling Company	(5,715)	(5,985)	270	-4.5%
Non-controlling interest	611	692	(81)	-11.7%

Operating income before D&A	102,888	104,942	(2,054)	-2.0%
As % of Revenues	34.1%	32.5%

	12/31/20	12/31/19	Δ $	Δ %
Net Financial results
Debt financial expenses
Interests on financial debt	(14,368)	(14,628)	260	-1.8%
Foreign currency exhange losses on financial debt	(6,886)	(8,049)	1,163	-14.4%
Debt refinancing results	(3,444)	-	(3,444)	-
Total Debt financial expenses	(24,698)	(22,677)	(2,021)	8.9%
Other financial results, net
Gains (losses) for operations with notes and bonds	993	(50)	1,043	-
Allowance for credit risk	(58)	(3,497)	3,439	-98.3%
Other foreign currency exhange gains (losses)	4,937	9,937	(5,000)	-50.3%
Other net interests and gains of investments	(1,355)	1,453	(2,808)	-193.3%
Taxes and bank expenses	(2,730)	(2,960)	230	-7.8%
Financial expenses on pension benefits	(236)	(182)	(54)	29.7%
Financial discounts on assets, debts and other	(94)	380	(474)	-124.7%
RECPAM*	5,598	10,345	(4,747)	-45.9%
Total other financial results, net	7,055	15,426	(8,371)	-54.3%
Total Net Financial results	(17,643)	(7,251)	(10,392)	143.3%

* Inflation restatement gain / (loss)

5-             Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	12/31/20	12/31/19	Δ $	Δ %

Revenues	69,791	79,790	(9,999)	-12.5%
Consolidated Operating Costs	(71,086)	(80,188)	9,102	-11.4%
Operating loss	(1,295)	(398)	(897)	-
Net Financial results and earnings from associates	(2,828)	14,645	(17,473)	-119.3%
Net (loss) income before income tax expense	(4,123)	14,247	(18,370)	-128.9%
Income tax expense	410	(229)	639	-
Net (loss) income	(3,713)	14,018	(17,731)	-126.5%

Attributable to:
Controlling Company	(3,884)	13,698	(17,582)	-128.4%
Non-controlling interest	171	320	(149)	-46.6%

Operating income before D&A	20,000	23,998	(3,998)	-16.7%
As % of Revenues	28.7%	30.1%

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period and Fourth Quarter - Fiscal Year 2020

(In million of Argentine pesos)

6-     Breakdown of consolidated revenues - restated by inflation (constant figures)

(Revenues as of 2019 restated to 2020 values include a variation coming from the restatement of approximately 66.2% vs.

a restatement variation of 17.2% for revenues as of 2020)

	12/31/20		12/31/19		FY20 IAS 29 vs. FY19 IAS 29
	FY20 IAS 29	IAS 29	FY19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	283,994	41,949	303,030	120,570	(19,036)	-6.3%
Mobile Services	113,348	16,517	111,901	44,463	1,447	1.3%
Internet Services	64,233	9,681	71,677	28,614	(7,444)	-10.4%
Cable TV Services	59,582	8,911	67,262	26,844	(7,680)	-11.4%
Fixed Telephony and Data Services	45,597	6,733	51,137	20,238	(5,540)	-10.8%
Other service revenues	1,234	107	1,053	411	181	17.2%
REVENUES FROM EQUIPMENT SALES	17,602	2,366	19,656	7,935	(2,054)	-10.4%

REVENUES	301,596	44,315	322,686	128,505	(21,090)	-6.5%

7-     Breakdown of consolidated revenues - restated by inflation (constant figures)

Three Months Comparison

	12/31/20		12/31/19		4Q20 IAS 29 vs. 4Q19 IAS 29
	4Q20 IAS 29	IAS 29	4Q19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	64,631	2,228	75,432	22,200	(10,801)	-14.3%
Mobile Services	24,614	557	28,508	8,463	-3,894	-13.7%
Internet Services	15,190	750	17,137	5,015	(1,947)	-11.4%
Cable TV Services	14,211	604	16,477	4,837	(2,266)	-13.8%
Fixed Telephony and Data Services	10,022	311	13,081	3,822	(3,059)	-23.4%
Other service revenues	594	6	229	63	365	159.4%
REVENUES FROM EQUIPMENT SALES	5,160	179	4,359	1,288	801	18.4%

REVENUES	69,791	2,407	79,791	23,488	(10,000)	-12.5%

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period and Fourth Quarter - Fiscal Year 2020

(In million of Argentine pesos)

8-         Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	12/31/20		12/31/19		FY20 IAS 29 vs. FY19 IAS 29
	FY20 IAS 29	IAS 29	FY19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
Revenues	301,596	44,315	322,686	128,505	(21,090)	-6.5%
Employee benefit expenses and severance payments	(58,476)	(8,298)	(63,348)	(25,027)	4,872	-7.7%
Interconnection and transmission costs	(11,254)	(1,591)	(10,238)	(4,083)	(1,016)	9.9%
Fees for services, maintenance, materials and supplies	(33,012)	(5,283)	(36,223)	(14,824)	3,211	-8.9%
Taxes and fees with the regulatory authority	(23,020)	(3,364)	(25,029)	(9,998)	2,009	-8.0%
Commissions and advertising	(17,252)	(2,455)	(19,893)	(7,868)	2,641	-13.3%
Cost of equipments and handsets	(11,132)	(2,112)	(14,634)	(6,897)	3,502	-23.9%
Programming and content costs	(20,169)	(2,969)	(24,548)	(9,789)	4,379	-17.8%
Bad debt expenses	(10,805)	(1,674)	(8,619)	(3,466)	(2,186)	25.4%
Other operating income and expenses	(13,588)	(1,869)	(15,212)	(6,147)	1,624	-10.7%
Subtotal Operating costs before D&A	(198,708)	(29,615)	(217,744)	(88,099)	19,036	-8.7%
Operating income before D&A	102,888	14,700	104,942	40,406	(2,054)	-2.0%
Depreciation, amortization (‘D&A’) and impairment of fixed assets	(82,594)	(46,386)	(83,439)	(54,546)	845	-1.0%
Operating income	20,294	(31,686)	21,503	(14,140)	(1,209)	-5.6%
Earnings from associates	496	98	(255)	(412)	751
Financial expenses on debt	(24,698)	48,884	(22,677)	37,703	(2,021)	8.9%
Other financial results, net	7,055	4,977	15,426	10,641	(8,371)	-54.3%
Net income before income tax expense	3,147	22,273	13,997	33,792	(10,850)	-77.5%
Income tax expense	(8,251)	(2,017)	(19,290)	(16,934)	11,039	-57.2%
Net loss	(5,104)	20,256	(5,293)	16,858	189	-3.6%
Attributable to:
Controlling Company	(5,715)	20,226	(5,985)	16,612	270	-4.5%
Non-controlling interest	611	30	692	246	(81)	-11.7%

9-              Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	12/31/20		12/31/19		4Q20 IAS 29 vs. 4Q19 IAS 29
	4Q20 IAS 29	IAS 29	4Q19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
Revenues	69,791	2,405	79,790	23,487	(9,999)	-12.5%
Employee benefit expenses and severance payments	(15,428)	(496)	(17,098)	(5,007)	1,670	-9.8%
Interconnection and transmission costs	(2,710)	(94)	(2,479)	(728)	(231)	9.3%
Fees for services, maintenance, materials and supplies	(8,689)	(426)	(10,028)	(3,242)	1,339	-13.4%
Taxes and fees with the regulatory authority	(5,463)	(192)	(6,003)	(1,759)	540	-9.0%
Commissions and advertising	(4,448)	(150)	(5,386)	(1,612)	938	-17.4%
Cost of equipments and handsets	(3,076)	(237)	(3,234)	(1,268)	158	-4.9%
Programming and content costs	(4,978)	(168)	(6,231)	(1,843)	1,253	-20.1%
Bad debt expenses	(2,029)	(73)	(2,006)	(584)	(23)	1.1%
Other operating income and expenses	(2,970)	(93)	(3,327)	(1,001)	357	-10.7%
Subtotal Operating costs before D&A	(49,791)	(1,930)	(55,792)	(17,044)	6,001	-10.8%
Operating income before D&A	20,000	475	23,998	6,443	(3,998)	-16.7%
Depreciation, amortization (‘D&A’) and impairment of fixed	(21,295)	(11,093)	(24,396)	(15,618)	3,101	-12.7%
Operating loss	(1,295)	(10,618)	(398)	(9,175)	(897)
Earnings from associates	82	18	56	(56)	26	46.4%
Financial expenses on debt	(1,688)	19,052	13,503	23,427	(15,191)	-112.5%
Other financial results, net	(1,222)	1,492	1,086	605	(2,308)
Net (loss) income before income tax expense	(4,123)	9,944	14,247	14,801	(18,370)	-128.9%
Income tax expense	410	19	(229)	(962)	639	-
Net (loss) income	(3,713)	9,963	14,018	13,839	(17,731)	-126.5%
Attributable to:
Controlling Company	(3,884)	9,971	13,698	13,723	(17,582)	-128.4%
Non-controlling interest	171	(8)	320	116	(149)	-46.6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 10, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations